

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
Mr. Alan Jin
Senior Vice President Finance and Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 16, 2012**
> **File No. 1-34999**

Dear Mr. Jin:

We have reviewed your response dated November 15, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1. We have read your response to comment 1 in our letter dated November 6, 2012. Based on your responses thus far, it remains unclear whether your Assistant Financial Controller has gained proficiency and experience with preparing financial statements in accordance with U.S. GAAP. Please address the following questions in your response letter:
    *   At Arthur Andersen, tell us whether he audited financial statements prepared using U.S. GAAP;
    *   At Coca-Cola, tell us the specific role he served in the preparation of financial statements and whether these financial statements were prepared using U.S. GAAP.

2. Thank you for your response to comment 2 from our letter dated November 6, 2012. In your calculation, it appears you are equating restricted net assets to the amount of net assets owned by unrelated parties. However, for the purposes of the test in Rule 5-04(c), restricted net assets refers to the registrant's proportionate share of net assets of the consolidated subsidiaries that may not be transferred to the parent company as of the end of the fiscal year. Minority interests are also deducted in computing net assets for purposes of this test. Please explain or provide a revised calculation. Also, please explain why you have apparently not included statutory reserve amounts in the calculation. Explain why you have not included amounts deposited in PRC financial institutions and/or denominated in RMB in your calculation of restricted net assets. You have told us that the payment of dividends from Company A and Company B to the offshore parent companies is permitted under PRC laws but that certain procedures need to be followed in order to make such payment. Please tell us if these procedures include obtaining consent from the government, a regulatory agency, etc. As you state on page F-12, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. In this regard, please tell us how Companies A and B are able to pay dividends outside of China without the consent of a third party, considering the foreign exchange control regulations that restrict your ability to convert Renminbi (RMB), in which a substantial portion of your cash is denominated, into US dollars.

   You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief